Comsero, Inc.



ANNUAL REPORT

2150 Market St
Denver, CO 80205
(720) 357-4312
www.mcsquares.com

This Annual Report is dated May 7, 2020.

**BUSINESS**

Company Overview

Comsero, Inc., is a business focused on the art of whiteboarding. Comsero, Inc., (dba "mcSquares"), creates a line of whiteboard products that make whiteboarding better. We create the frameworks that make whiteboarding effective, and we lead the community of whiteboarders around the globe.

Our mission is to infuse the art of whiteboarding into every creative, collaborative, and learning environment. Our whiteboarding tools help people think, inspire team creativity, foster learning, and cultivate organizational collaboration.

Our vision is to create meaningful human connections in a time of increasing separation caused by technology. We are building an ecosystem of collaboration tools that empower communication, discovery, and innovation. We have multiple product lines around whiteboard solutions for the workplace, homework, and general task oriented lifestyle.

In the first half of 2020, we will capitalize on our Shark Tank appearance by focusing on the fundamentals of marketing and fulfillment. Our intention is to move into a larger, 25,000 sqft space at the end of Q2.

In the second half of 2020, we will continue to expand our product offerings by both adding new manufacturing capabilities and designing new versions of our mcSquares Stickies.

Our recent crowdfunding efforts were successful, raising over $360k in investments on another platform. We want to continue raising capital through Regulation CF so that we have the capital to continue to grow at the rate we have been.

Competitors and Industry

mcSquares is at the intersection of several markets:

Market 1: Dry-erase boards and markers is roughly a five-hundred million dollar annual global industry. Competitors include Quartet, UBrands, Board Dudes, Expo, and Bic.

Market 2: Reusable sticky notes is roughly a two-billion-dollar annual global industry. Competitor is primarily Post-It notes.

Market 3: Generic office products is roughly a two-hundred-billion dollar global category. Players include Acco Brands, Mega Brands, and 3M.

Current Stage and Roadmap

Over the past 4 years, the company has worked on manufacturing with the key goal to re-launch the business. This was achieved in 2019. mcSquares began by outsourcing manufacturing to China in 2016. We converted the company to self-manufacturing in late 2017 and re-launched our company in early 2019.

After our re-launch, we have focused on our sales and product lines. We are currently running about $100,000 in monthly revenue, our margins range from 70% to 90% - selling primarily through our own internal sales team, through high-end dealers, and through Amazon.

Previous Offerings

Between 2/2020 and 4/2020, we sold $266,003 in SAFE notes at a 11,000,000 valuation CAP and $100,000 in SAFE notes at a 9,000,000 valuation CAP

We have made the following issuances of securities within the last three years:

Name: Series Seed Preferred Stock Type of
security sold: Equity
Final amount sold: $565,061.66 Number of
Securities Sold: 856,784
Use of proceeds: Transition to self-manufacturing, operations Date:
September 01, 2017
Offering exemption relied upon: 506(b)

Name: Series 2018 Preferred Stock Type of
security sold: Equity
Final amount sold: $594,999.34 Number of
Securities Sold: 902,177
Use of proceeds: Continuation of manufacturing build-out, operations, product development, IP filings
Date: September 01, 2018

Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final
amount sold: $360,753.00
Use of proceeds: Still in cash, will be leveraged for operations and marketing Date: April 29, 2020
Offering exemption relied upon: Regulation CF

Name: Series 2019 Preferred Stock Type of
security sold: Equity

Final amount sold: $732,899.78 Number of
Securities Sold: 1,111,271
Use of proceeds: Increased manufacturing capacity, marketing expansion, operations
Date: December 16, 2019

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Year ended December 31, 2019 compared to year ended December 31, 2018

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements. 2019 was a successful first full year for the Company since we transitioned from outsourced manufacturing in 2018 to owning 95% of all our product manufacturing by the end of Q1, 2019.

Revenue

Record revenues and unit sales for the company, growing from 200,000 to nearly $800,000 in sales, most of our sales came in the second half of the year as we began to understand our eCommerce channels. Our expectation is that our revenue will continue to grow in 2020 as compared to 2019. This increase in sales was primarily driven by US-based direct-to-consumer sales of our Stickies product family, a brand new product line for mcSquares.

Cost of sales

Cost of sales in 2019 are expected to be approximately $400,000 (50%) of our revenue as compared to 40% in 2018. The bulk of our cost of sales spend in 2019 we towards new sales channels, initially our TACOS (total sales as compared to ad spend) was at 65% in Q1 and dropped to just below 40% in Q4. We are comfortable with a 40% cost of sales for now because we are attempting to build a new category of products.

Gross margins

Gross margins have dramatically improved since bringing manufacturing in-house. We leased equipment thereby increasing fixed costs, this facilities increase gave us the capabilities to produce products at an incredibly high margin. The lower the price of a SKU, the higher the margin. For example, our $999 whiteboard has a 75% gross margin and our $34 pack of Stickies has a 92% gross margin. In aggregate our gross margins went from 34% in 2018 to 79% in 2019.

Expenses

We showed an overall loss in both 2018 of just over $600,000 (due to the transition to in-house manufacturing) and a net loss of just under $300,000 for 2019. The losses are due to fixed costs of our facility and team, with our projected revenue growth in 2020, we anticipate breaking even in Q3 of 2020 and achieving a 10% profit in Q4.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $123,227. [*The Company intends to raise additional funds through an equity financing.*]

As of May 7, 2020, the company currently has roughly $700,000 in cash on hand and AR with approximately $400,000 in retail inventory on hand.

Debt

In January 2018, the Company entered into a Note and Warrant Purchase Agreement, or the Note Agreement or the Notes, with EVPI Investments I LP, to borrow up to $100,000. The Notes issued pursuant to the agreement bore interest at a simple rate of 12% per annum with the interest payments payable monthly starting January 1, 2018 and a note maturity date of January 1, 2020

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Anthony Franco

Anthony Franco's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Director

Dates of Service: January 01, 2013 - Present

Responsibilities: Product Development, Executive Management, and general operations of the business. Anthony's compensation is currently $84,000 per year with no additional equity compensation.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Anthony Franco	5,000,000	Common Stock	76.38

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of 11,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2019, 5,573,200 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

The Company has authorized Common Stock, Series Seed Preferred Stock, Series 2018 Preferred Stock, Series 2019 Preferred Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 113,146 of Common Stock.

Common Stock

The amount of security authorized is 11,000,000 with a total of 5,573,200 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).
Please see Material Rights below for voting rights in this offering.

Material Rights

Voting Rights in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities,
(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation Rights for Common Stock

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

Please review the rights related to Preferred Stock classes below and in the Certificate of Incorporation attached.

Series Seed Preferred Stock

The amount of security authorized is 900,000 with a total of 856,785 outstanding.

Voting Rights

The holders of the Company's Preferred Stock shall have one vote per share held, on   an as converted to Common Stock basis.

Material Rights

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock, it being understood that the Series Seed Preferred Stock, the Series 2018 Preferred Stock and the Series 2019 Preferred Stock, which together constitute the Preferred Stock, shall rank, with respect to dividend rights and rights on liquidation, winding up and dissolution on parity with each other.

Dividend Rights

Holders of the Preferred Stock, in preference to the holders of the Company's Common Stock, are entitled to receive, when and if declared by the Board of Directors, cash dividends at a rate of 8% per annum of the applicable original issue price, as adjusted,   as defined in the Articles. The dividends are payable only when declared by the Board   of Directors, and are non-cumulative.

Liquidation Preference

Upon a liquidation event, as defined in the Articles, before any distribution or   payment is made to the holders of the Company's Common Stock, the holders of the Company's Preferred Stock are entitled to an amount equal to the original issue price, plus all declared and unpaid dividends. Upon payment of the full liquidation preference, the remaining assets will be distributed to the holders of Common and Preferred Shares, on an as converted to Common Stock, basis.

Conversion Rights

The Preferred Stock shares are convertible, at the option of the holder, into shares of

the Company's Common Stock, based on the conversion rate, as defined in the Articles, and are subject to automatic conversion at the then applicable conversion rate, upon a qualified public offering resulting in proceeds of not less than

$10,000,000 or on a date specified by written consent or agreement of the holders of at least a majority of the voting power of the then outstanding shares of Preferred Stock. The number of shares of Common Stock into which the Preferred Stock is convertible is based on dividing the original issue price of the Preferred Stock, by the applicable conversion rate, which is defined as the original issue price, subject to adjustment, as defined in the Articles. The conversion rate is subject to broad based anti-dilution clauses and down round protection.

<u>Preferred Stock Warrants</u>

During 2019, the Company issued warrants to purchase a total of 155,152 shares of preferred stock – series seed at $0.7359 price per share in connection with entering into a promissory note agreement. These warrants expire approximately 10 years after the issuance date and are fully vested upon issuance. The grant date fair value of the warrants was $34,552. The fair value of the warrants was estimated using the Black- Scholes option pricing model with the following assumptions: exercise price $0.7359, volatility 85%, 10 year life, 8% dividend yield, and a risk free interest rate of 1.5%. As of December 31, 2019, and 2018, none of the warrants outstanding have been exercised.

Series 2018 Preferred Stock

The amount of security authorized is 1,200,000 with a total of 902,177 outstanding.

Voting Rights

The holders of the Company's Preferred Stock shall have one vote per share held, on an as converted to Common Stock basis.

Material Rights

All material rights are pari passu with Series Seed Preferred Stock.

Series 2019 Preferred Stock

The amount of security authorized is 1,200,000 with a total of 1,111,271 outstanding.

Voting Rights

The holders of the Company's Preferred Stock shall have one vote per share held, on an as converted to Common Stock basis.

Material Rights

All material rights are pari passu with Series Seed Preferred Stock.

SAFE

The security will convert into To be completed and the terms of the SAFE are outlined below:

Amount outstanding: $366,003
Interest Rate: 0%
Discount Rate: 0%
Valuation Cap: 9,000,000 "early bird" or 11,000,000
Conversion Trigger: Liquidity Event

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of common shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Comsero, Inc

By

Name: Anthony Franco

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Anthony Franco, Principal Executive Officer of Comsero, Inc, hereby certify that the financial statements of Comsero, Inc. included in this Report are true and complete in all material respects.



Principal Executive Officer

COMSERO, INC DBA MCSQUARES

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Comsero Inc dba mcSquares
Denver, Colorado

We have reviewed the accompanying financial statements of Comsero Inc dba mcSquares (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 6, 2020
Los Angeles, California

COMSERO, INC.
BALANCE SHEET

As of December 31,		2019		2018
(USD $ in Dollars, except per share data)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	123,227	$	5,446
Accounts receivable—net		17,333		30,713
Inventories		75,140		43,475
Prepaid expenses and other current assets		20		-
Total current assets		**215,720**		**79,634**
Property and equipment, net		10,987		32,440
Intangible assets, net		93,361		92,566
Total assets	$	**320,068**	$	**204,640**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	9,906	$	12,621
Credit Card		17,238		57,079
Other current liabilities		14,023		11,906
Short term Note payable		195,085		72,380
Total current liabilities		**236,252**		**153,985**
Note payable		231,126		41,159
Capital lease		7,901		18,825
Total liabilities		**475,279**		**213,968**
STOCKHOLDERS' EQUITY				
Common Stock		557		557
Preferred Stock		1,655,961		1,160,061
Additional paid-in capital		726,569		627,017
Retained earnings/(Accumulated Deficit)		(2,538,297)		(1,796,963)
Total stockholders' equity		**(155,211)**		**(9,328)**
Total liabilities and stockholders' equity	$	**320,068**	$	**204,640**

See accompanying notes to financial statements.

COMSERO, INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars, except per share data)				
Net revenue	$	610,697	$	184,761
Cost of goods sold		129,499		113,412
Gross profit		481,198		71,349
Operating expenses				
General and administrative		808,326		654,274
Research and development		500		2,336
Sales and marketing		373,024		65,242
Total operating expenses		1,181,850		721,853
Operating income/(loss)		(700,652)		(650,504)
Interest expense		40,683		31,425
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(741,334)		(681,929)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(741,334)	$	(681,929)

See accompanying notes to financial statements.

COMSERO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2019 and 2018

(USD $ in Dollars, except per share data)

(in thousands, $US)	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2017	5,573,200	$ 557	856,785	$ 565,062	$ 593,763	$ (1,115,034)	$ 44,348
Net income/(loss)	-	-	-	-	-	(681,929)	(681,929)
Share based compensation	-	-	-	-	33,254	-	33,254
Issuance of preferred shares	-	-	902,177	594,999	-	-	594,999
Balance—December 31, 2018	5,573,200	$ 557	1,758,962	$ 1,160,061	$ 627,017	$ (1,796,963)	$ (9,328)
Net income/(loss)	-	-	-	-	-	(741,334)	(741,334)
Share based compensation	-	-	-	-	64,999	-	64,999
Warrant compensation					34,552		34,552
Issuance of preferred shares	-	-	751,916	495,900	-	-	495,900
Balance—December 31, 2019	5,573,200	$ 557	2,510,878	$ 1,655,961	$ 726,569	$ (2,538,297)	$ (155,211)

See accompanying notes to financial statements.

COMSERO, INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars, except per share data)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (741,334)	$ (681,929)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of proprety	21,453	21,453
Share based Compensation	64,999	33,254
Warrant based compensation	34,552	-
Debt discount and issuance amortization	2,727	3,960
Changes in operating assets and liabilities:		
Accounts receivable	13,380	(2,490)
Inventory	(31,665)	13,964
Prepaid expenses and other current assets	(20)	-
Accounts payable and accrued expenses	(2,715)	3,584
Credit Cards	(39,841)	13,774
Other current liabilities	2,117	11,906
Net cash provided/(used) by operating activities	**(676,347)**	**(582,524)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(1,543)
Sale of property and equipment	-	1,543
Purchases of intangible assets	(795)	(21,510)
Net cash provided/(used) in investing activities	**(795)**	**(21,510)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Notes	400,000	19,263
Repayment of Notes	(90,054)	(96,614)
Payment of Debt Issuance Costs	-	-
Borrowings on Capital Lease	-	-
Repayments of Capital Lease	(10,924)	(20,853)
Issuance of Common Shares	-	-
Issuance of Preferred Shares	495,900	594,999
Net cash provided/(used) by financing activities	**794,923**	**496,795**
Change in cash	117,781	(107,239)
Cash—beginning of year	5,446	112,685
Cash—end of year	**$ 123,227**	**$ 5,446**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -

See accompanying notes to financial statements.

COMSERO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

1.   SUMMARY

Comsero, Inc., dba mcSquares was previousy formed as Comsero, LLC on February 4, 2013 in the state of Colorado. The company converted to a C Corporation, Comsero, Inc on January 25, 2016 in the state of Colorado. The financial statements of mcSquares (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, Colorado.

Comsero, Inc. builds unique products that inspire creativity and cultivate collaboration. We make products that make Whiteboarding better, we create the frameworks that make Whiteboarding effective, and we lead the community of Whiteboarders around the globe.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to seven years.

Intangible Assets

The company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Comsero, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

Operating Leases

Operating leases relate to vehicles and equipment. Rent expense for operating leases is recognized on a straight-line basis over the term of the leases, which ranges from 3 to 5 years.

Capital Leases

Capital leases relate to equipment and is recorded at fair value of the lease payments on the initial contract date. The asset is amortized over the term of the lease, which is generally 5 years.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 6, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-

02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Raw Materials	$ -	$ -
Work in Process		
Finished Goods	75,140	43,475
Total Inventories	**$ 75,140**	**$ 43,475**

4. PROPERTY AND EQUIPMENT

As of December 31, 2019, and 2018, property and equipment consist of:

As of Year Ended December 31,	2019	2018
Computers and Printers	$ 41,399	$ 41,399
Machinery and equipment	33,200	33,200
Capital Lease Assets	50,342	50,342
Property and Equipment, at Cost	124,940	124,940
Accumulated depreciation	(113,954)	(92,501)
Property and Equipment, Net	**$ 10,987**	**$ 32,440**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and 2018 was approximately $21,500 for each year.

The Company entered into a capital lease relating to equipment and recorded the fair value of the lease payments on the initial contract date, and is amortizing the assets over the term of the lease. As of December 31, 2019, and 2018, the gross asset value for capital lease assets was $50,342. Depreciation expense for assets under capital leases for the years ended December 31, 2019 and 2018, was $10,256 per year.

5. INTANGIBLE ASSETS

In 2019, the Company acquired $795 in Patents. There is no significant residual value and the average amortization period is 10 years.

In 2018, the Company acquired $21,166 in Patents. There is no significant residual value and the average amortization period is 10 years.

In 2018, the Company acquired $344 in Trademarks. There is no significant residual value and the trademarks are indefinite-lived.

The components of the Company's other intangible assets consist of the following definite-lived and indefinite-lived assets:

| | December 31, 2019 | | |
	Gross Carrying Amount	Accumulated Amortization	Intangible Asset, Net
Patents	$ 86,937	$ (724)	$ 86,213
Trademarks	7,148	-	7,148
Total	$ 94,085	$ (724)	$ 93,361

| | December 31, 2018 | | |
	Gross Carrying Amount	Accumulated Amortization	Intangible Asset, Net
Patents	$ 86,142	$ (724)	$ 85,418
Trademarks	7,148	-	7,148
Total	$ 93,290	$ (724)	$ 92,566

Amortization expense for the year ended December 31, 2019 and 2018 was Immaterial. The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2019:

Period	Amortization Expense
2020	$ 378
2021	378
2022	378
2023	378
Thereafter	944
Total	$ 2,456

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of December 31, 2019 consisted of 10,000,000 shares designated as $0.0001 par value common stock. Of the 10,000,000 common shares authorized, approximately 5,573,200 shares were issued and outstanding.

Preferred Stock – Series Seed and Series 2018

The Company's authorized share capital as of December 31, 2019 consisted of 2,510,878 shares preferred stock – series 2019. During fiscal year 2019, the Company issued 751,906 of the shares in return for $495,900 in cash.

The Company's authorized share capital as of December 31, 2018 consisted of 1,758,962 shares preferred stock – series seed. During fiscal year 2018, the Company issued 902,177 of the shares in return for $594,999 in cash.

Dividend rights - Holders of the Preferred Stock, in preference to the holders of the Company's Common Stock, are entitled to receive, when and if declared by the Board of Directors, cash dividends at a rate of 8% per annum of the applicable original issue price, as adjusted, as defined in the Articles. The dividends are payable only when declared by the Board of Directors, and are non-cumulative.

Liquidation preference - Upon a liquidation event, as defined in the Articles, before any distribution or payment is made to the holders of the Company's Common Stock, the holders of the Company's Preferred Stock are entitled to an amount equal to the original issue price, plus all declared and unpaid dividends. Upon payment of the full liquidation preference, the remaining assets will be distributed to the holders of Common and Preferred Shares, on an as converted to Common Stock, basis.

Conversion rights - The Preferred Stock shares are convertible, at the option of the holder, into shares of the Company's Common Stock, based on the conversion rate, as defined in the Articles, and are subject to automatic conversion at the then applicable conversion rate, upon a qualified public offering resulting in proceeds of not less than $10,000,000 or on a date specified by written consent or agreement of the holders of at least a majority of the voting power of the then outstanding shares of Preferred Stock. The number of shares of Common Stock into which the Preferred Stock is convertible is based on dividing the original issue price of the Preferred Stock, by the applicable conversion rate, which is defined as the original issue price, subject to adjustment, as defined in the Articles. The conversion rate is subject to broad based anti-dilution clauses and down round protection.

Voting rights - The holders of the Company's Preferred Stock shall have one vote per share held, on an as converted to Common Stock basis.

Preferred Stock Warrants

During 2019, the Company issued warrants to purchase a total of 155,152 shares of preferred stock – series seed at $0.7359 price per share in connection with entering into a promissory note agreement. These warrants expire approximately 10 years after the issuance date and are fully vested upon issuance. The grant date fair value of the warrants was $34,552. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: exercise price $0.7359, volatility 85%, 10 year life, 8% dividend yield, and a risk free interest rate of 1.5%.

As of December 31, 2019, and 2018, none of the warrants outstanding have been exercised.

7. DEBT

Convertible Promissory Notes

In January 2018, the Company entered into a Note and Warrant Purchase Agreement, or the Note Agreement or the Notes, with EVPI Investments I LP, to borrow up to $100,000. The Notes issued pursuant to the agreement bore interest at a simple rate of 12% per annum with the interest payments payable monthly starting January 1, 2018 and a note maturity date of January 1, 2020.

In August, 2019, the Company entered into a Note Purchase Agreement, or the Note Agreement or the Notes to loan the Company $250,000, and an additional $150,000. The initial $250,000 promissory note has a 30-month term and carries a fixed interest rate 12% per annum with monthly principal and interest payments of $9,694 due from October 2019 through maturity of March 2022. The second $150,000 promissory note has a 30-month term and carries a fixed interest rate 12% per annum.

During the year ended December 31, 2019 and 2018, the Company recorded annual interest expense of $40,683 and $38,944, respectively, to accrue for interest due on the notes.

The Company recorded the Notes on the balance sheets as follows:

As of December 31,	2019	2018
Principal	$ 427,159	$ 117,212
Net unamortized debt discount	(947)	(3,674)
Net Carrying Value	$ 426,211	$ 113,539

The following table outlines future schedule of principal payments:

Period	
2020	195,085
2021	169,245
2022	62,829
2023	-
Thereafter	-
Total	$ 427,159

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (15,226)	$ (48,875)
Valuation Allowance	15,226	48,875
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2018, are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (532,516)	$ (300,682)
Valuation Allowance	532,516	300,682
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax

COMSERO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had federal net operating loss ("NOL") carryforwards of approximately $436,318 which will begin to expire in 2035. The Company had state NOL carryforwards of approximately $96,198, which will begin to expire in 2035. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and Colorado jurisdictions for each year in which a tax return was filed.

9.   SHAREBASED COMPENSATION

During 2016, the Company authorized the 2016 Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 1,250,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2018, 215,500 shares are still available to be issued under the Plan.

Stock Options

In 2018, the Company granted 620,000 stock options under the Plan to various employees with a total grant date fair value of approximately $101,794. The granted options had an exercise price of $0.20, expire in approximately ten years, and ranged from immediate vesting, to vesting over a four-year period.

In 2019, the Company granted 479,954 stock options under the Plan to various employees with a total grant date fair value of approximately $289,917. The granted options had an exercise price of $0.20, expire in approximately ten years, and ranged from immediate vesting, to vesting over a four-year period.

COMSERO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2019	2018
Expected life (years)	10.00	10.00
Risk-free interest rate	1.5%	3.0%
Expected volatility	85%	85%
Annual dividend yield	0%	0%

Expected volatility - There is currently no active external or internal market for the Company's shares of Common Stock. The Company uses the volatility of a publicly traded peer group to estimate the volatility assumption used in the Black-Scholes option pricing model. The volatility is estimated for a period consistent with the expected term of the options.

Expected Dividend Yield - The Company has assumed a 0% dividend yield because management does not anticipate the Company will pay regular dividends.

Expected stock option term - The expected term for employee stock options represents the period that the stock options are expected to be outstanding. As the Company does not have sufficient history to estimate the expected life based upon past experience, giving consideration to contractual terms and vesting provisions of the stock-based awards, the expected term was determined utilizing the shortcut method in Staff Accounting Bulletin Topic 107 which is basically the average of the vesting term and the contractual life for the stock option granted. The Company's expected term for non-employee options represents the contractual life of the award.

Risk-free interest rate - The Company based the risk-free interest rate used on the implied yield currently available on U.S. Treasury zero-coupon issued with a remaining term equivalent to the expected term of the stock options.

Forfeiture rate - The Company records forfeitures in the period incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2017	414,500	$ 0.12	8.96
Granted	620,000	$ 0.20	
Execised			
Expired/Cancelled			
Outstanding at December 31, 2018	1,034,500	$ 0.17	8.81
Granted	479,954	$ 0.20	
Execised	-		
Expired/Cancelled	-		
Exercisable Options at December 31, 2019	1,514,454	$ 0.18	7.12

Stock option expense for the years ended December 31, 2019 and 2018 was $64,999 and $33,254 respectively. Unrecognized stock option expense was $344,598 and $119,679.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases vehicles and equipment under operating lease arrangements expiring in 2019 through 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

Year	Obligation
2020	$ 32,527
2021	30,596
2022	29,952
2023	8,244
Thereafter	-
Total future minimum operating lease payments	**$ 101,319**

Rent expense for the year ended December 2019 and 2018 was $8,079 and $9,817, respectively.

Capital Lease

The Company entered into capital lease arrangements relating to equipment. The lease periods range from three to five years. The repayments are made monthly and there is an option to purchase the assets at the end of the leases.

Future minimum lease payments under these capital leases as of December 31, 2019 were as follows:

Year	Obligation
2020	$ 7,785
2021	7,136
2022	-
2023	-
Thereafter	-
Total minimum future obligation	**$ 14,920**

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RESTATEMENT

During fiscal year 2019, the Company restated 2018 financial statements related to stock based compensation expense. During the fiscal year 2018, the Company did not record stock based compensation expense in the amount of $33,254. The following is the summary of the impact on financial statement line items:

	Original	Adjustment	Restated
Net loss	(648,675)	33,254	(681,929)
Operating cash flows	(582,524)	-	(582,524)
Retained earnings/(Accumulated Deficit)	(1,763,709)	33,254	(1,796,963)
Additional paid-in capital	560,509	33,254	593,763
Total stockholders' equity	(9,328)	-	(9,328)
Total Assets	204,640	-	204,640

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 6, 2020, the date the financial statements were available to be issued.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations, and had an accumulated deficit of $2,538,297 and $1,796,963 as of December 31, 2019 and 2018, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.